UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )

X Financial

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

98372W103(1)

(CUSIP Number)

Yue Tang

7-8F, Block A, Aerospace Science and Technology Plaza

No. 168, Haide Third Avenue, Nanshan District

Shenzhen 518067

the People’s Republic of China

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 10, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  CUSIP number 98372W103 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on the New York Stock Exchange under the symbol “XYF.” Each ADS represents two Class A ordinary shares of the issuer. No CUSIP number has been assigned to ordinary shares of the issuer.

CUSIP No.   98372W103

1	Names of Reporting Persons Mangrove Coast Investment Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 97,600,000 shares(1)
		8	Shared Voting Power 0
		9	Sole Dispositive Power 97,600,000 shares(1)
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 97,600,000 Shares(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 30.6%(2) (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)
14	Type of Reporting Person (See Instructions) CO

(1) Represents 97,600,000 Class B ordinary shares held by Mangrove Coast Investment Limited, a British Virgin Islands company. Mangrove Coast Investment Limited is wholly owned by Mangrove Coast Trust, of which Yue Tang and his family members are the beneficiaries. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote.

(2) Calculated based on 318,917,942 ordinary shares issued and outstanding as of as of September 30, 2019, being the sum of (i) 221,317,942 Class A ordinary shares, and (ii) 97,600,000 Class B ordinary shares, assuming conversion of all Class B ordinary shares into Class A ordinary share on a one-for-one basis.

CUSIP No.   98372W103

1	Names of Reporting Persons Rhone Trustees (Bahamas) Ltd as trustee of the Mangrove Coast Trust
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 97,600,000 shares(1)
		8	Shared Voting Power 0
		9	Sole Dispositive Power 97,600,000 shares(1)
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 97,600,000 Shares(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 30.6%(2) (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)
14	Type of Reporting Person (See Instructions) OO

(1) Represents 97,600,000 Class B ordinary shares held by Mangrove Coast Investment Limited, a British Virgin Islands company. Mangrove Coast Investment Limited is wholly owned by Mangrove Coast Trust, of which Yue Tang and his family members are the beneficiaries. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote.

(2) Calculated based on 318,917,942 ordinary shares issued and outstanding as of as of September 30, 2019, being the sum of (i) 221,317,942 Class A ordinary shares, and (ii) 97,600,000 Class B ordinary shares, assuming conversion of all Class B ordinary shares into Class A ordinary share on a one-for-one basis.

CUSIP No.   98372W103

1	Names of Reporting Persons Purple Mountain Holding Ltd.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 836,810 shares(1)
		8	Shared Voting Power 0
		9	Sole Dispositive Power 836,810 shares(1)
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 836,810 Shares(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.3%(2) (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)
14	Type of Reporting Person (See Instructions) CO

(1) Represents 836,810 Class A ordinary shares in the form of 418,405 ADSs held by Purple Mountain Holding Ltd., a British Virgin Islands company. Purple Mountain Holding Ltd. is wholly owned by Yue Tang. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote.

(2) Calculated based on 318,917,942 ordinary shares issued and outstanding as of as of September 30, 2019, being the sum of (i) 221,317,942 Class A ordinary shares, and (ii) 97,600,000 Class B ordinary shares, assuming conversion of all Class B ordinary shares into Class A ordinary share on a one-for-one basis.

CUSIP No.   98372W103

1	Names of Reporting Persons Yue Tang
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 102,240,455 shares(1)
		8	Shared Voting Power 0
		9	Sole Dispositive Power 102,240,455 shares(1)
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 102,240,455 Shares(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 32.1%(2) (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)
14	Type of Reporting Person (See Instructions) IN

(1) Represents (i) 3,803,645 Class A ordinary shares held by Yue Tang, (2) 836,810 Class A ordinary shares in the form of 418,405 ADSs held by Purple Mountain Holding Ltd., a British Virgin Islands company, and (iii) 97,600,000 Class B ordinary shares held by Mangrove Coast Investment Limited, a British Virgin Islands company. Purple Mountain Holding Ltd. is wholly owned by Yue Tang. Mangrove Coast Investment Limited is wholly owned by Mangrove Coast Trust, of which Yue Tang and his family members are the beneficiaries. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote.

(2) Calculated based on 318,917,942 ordinary shares issued and outstanding as of as of September 30, 2019, being the sum of (i) 221,317,942 Class A ordinary shares, and (ii) 97,600,000 Class B ordinary shares, assuming conversion of all Class B ordinary shares into Class A ordinary share on a one-for-one basis.

Item 1.

Security and Issuer.

This Schedule 13D relates to the Class A ordinary shares, par value $0.0001 per share, and the Class B ordinary shares, par value $0.0001 per share of X Financial, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive office is located at 7-8F, Block A, Aerospace Science and Technology Plaza, No. 168, Haide Third Avenue, Nanshan District, Shenzhen, 518067, the People’s Republic of China.

Item 2.

Identity and Background.

(a)-(c), (f) This Schedule 13D is being filed by:

(1) Mr. Yue Tang, a citizen of the People’s Republic of China and the chairman of the board and chief executive officer of X Financial, whose business address is located at 7-8F, Block A, Aerospace Science and Technology Plaza, No. 168, Haide Third Avenue, Nanshan District, Shenzhen, 518067, the People’s Republic of China;

(2) Mangrove Coast Trust, a trust organized under the laws of Bahamas (the “Trust”), with its registered address at Building No.2, Western Business Center, Mount Pleasant Village, Western Road, PO Box SP-63131, Nassau, Bahamas and its principal business in investment holding. Rhone Trustees (Bahamas) Ltd acts as the trustee for the Trust. Mr. Tang is the settlor for the Trust. The beneficiaries of the Trust are Mr. Tang and his family; and

(3) Mangrove Coast Investment Limited, a company incorporated under the laws of the British Virgin Islands, with its registered address at Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands, and its principal business in investment holding. Mangrove Coast Investment Limited is wholly owned by the Trust. Mr. Yue Tang serves as the sole director of Mangrove Coast Investment Limited.

(4) Purple Mountain Holding Ltd., a company incorporated under the laws of British Virgin Islands , with its registered address at Ellen Skelton Building, 3076 Sir Francis Darke Highway, Road Reef, P.O. Box 765, Road Town, Tortola VG 1110, British Virgin Islands, and its principal business in investment holding. Purple Mountain Holding Ltd. is wholly owned by Mr. Yue Tang and Mr. Yue Tang serves as the sole director of Purple Mountain Holding Ltd.

Mr. Tang, the Trust, Mangrove Coast Investment Limited and Purple Mountain Holding Ltd. are collectively referred to as the “Reporting Persons.” The Reporting Persons are making this single, joint filing pursuant to Rule 13d-1(k) of the Act because each of them is reporting as to the beneficial ownership of the same securities and because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing or anything contained herein shall be deemed to be an admission by the reporting persons that a group exists.

(d), (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration.

On September 21, 2018, the Issuer sold 11,000,000 ADSs, each representing two Class A ordinary share, in an IPO at US$9.50 per ADS and listed its ADSs on the New York Stock Exchange. On August 13, 2019, Mr. Yue Tang exercised 3,803,645 options and acquired 3,803,645 Class A ordinary shares underlying such options. From November 29, 2019 to December 13, 2019, Purple Mountain Holding Ltd. purchased 418,405 of the Issuer’s ADSs in the aggregate through open market purchases. The funds used to acquire the foregoing Class A ordinary shares in the form of ADSs of the Issuer were provided through Mr Yue Tang’s personal funds and Purple Mountain Holding Ltd.’s working capital.

Item 4.

Purpose of the Transaction.

The information furnished in Item 3 is hereby incorporated into this Item 4 by reference.

The Reporting Persons acquired the Class A ordinary shares of the Issuer reported herein for investment purposes. Although the Reporting Persons have no present intention to acquire additional securities of the Issuer, the Reporting Persons intend to review the investment on a regular basis and, as a result thereof and subject to applicable laws and regulations, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Company, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Company owned by the Reporting Persons in the open market, in privately negotiated transactions or otherwise, or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to a course of action (as well as to the specific elements thereof), the Reporting Persons currently expect to take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Item 5.

Interest in Securities of the Issuer.

(a), (b) The responses in items (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated into this Item 5 by reference.

(c) The Reporting Persons have not effected any transaction in the Class A ordinary shares of the Issuer during the past 60 days, except as otherwise disclosed in this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None.

Item 7.	Material to be Filed as Exhibits. Exhibit 99.1 - Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2019

YUE TANG

/s/ Yue Tang

RHONE TRUSTEES (BAHAMAS) LTD AS TRUSTEE OF THE MANGROVE COAST TRUST

By:	/s/ Keisha Cleare and Rawiya Rahming
Name:	Keisha Cleare and Rawiya Rahming
Authorized Signatories on behalf of Rhone Trustees (Bahamas) Ltd
Title:	Trustee

MANGROVE COAST INVESTMENT LIMITED

By:	/s/ Yue Tang
Name:	Yue Tang
Title:	Director

PURPLE MOUNTAIN HOLDING LTD.

By:	/s/ Yue Tang
Name:	Yue Tang
Title:	Director